Exhibit 8.1

List of subsidiaries of Plastec Technologies, Ltd. as of May 15, 2017

Name	Date of incorporation/ establishment	Place of incorporation/ registration and operation	Percentage of equity interest attributable to the Company	Principal activities

Allied Sun Corporation Limited 盟暉有限公司	August 20, 2008	Hong Kong	100%	Dormant

Broadway Manufacturing Company Limited	August 17, 2005	BVI	100%	Property investment

Ever Ally Developments Limited 永協發展有限公司	January 30, 2015	BVI	100%	Investment holding

Kai Ping Broadway Mold Tech Co., Limited 開平市百汇模具科技有限公司	June 16, 2015	PRC	100%	Dormant

Sun Line Industrial Limited 新麗工業有限公司	April 27, 1993	Hong Kong	100%	Dormant

Sun Ngai Spraying and Silk Print Co., Ltd.	July 25, 1995	BVI	100%	Dormant

Sun Ngai Spraying and Silk Print (HK) Co., Limited 新藝噴油絲印(香港)有限公司	March 22, 2006	Hong Kong	100%	Dormant

Sun Terrace Industries Limited	March 2, 2004	BVI	100%	Investment holding

Viewmount Developments Limited 景峰發展有限公司	November 12, 2013	BVI	100%	Investment holding